FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated January 11, 2011

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   January 11, 2011

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director

BRF- Brasil Foods

Santander Conference

January 2011

The results of the third quarter 2010 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.

The merger between BRF and Sadia is currently being examined by the Brazilian Anti-Trust Authority and its implementation is contingent on the approval of the Administrative Council for Economic Defense - CADE. On July 7 2009 an Agreement with CADE (APRO – Transaction Reversibility Preservation Agreement) was signed. This guarantees the reversibility of the operation, authorizes synergetic studies and the joint adoption of measures for the anagement of treasury activities.

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.



BRF



We are one of the largest Brazilian food companies

Largest poultry exporter in the World.

Second largest meat exporter in the World.

Fourth major Brazilian exporter.

Responsible for 9% of the global protein trade.

One of the largest food companies in the World (market cap).

BRF at a glance

- :: **R$20.9 billion** of net sales 2009 (42% Exports);
- :: Slaughter **6.7 million** heads of poultry/day and **39,300** heads of pork + cattle/day;
- :: Annual production **4.8 million** tons of food derived from meat
- :: Portfolio of more than **3.000** SKUs with strong brands;
- :: **2 million** tons of dairy;
- :: More than **100,000** employees;
- :: **63** unit plants.



A global leader

GLOBAL SCALE

- Largest company in processed and frozen products in Brazil
- Largest poultry exporter in the world
- Largest protein company in the world by market capitalization

DISCIPLINED FINANCIAL PRACTICES

- Robust risk management framework
- Adequate available liquidity
- Strong historical growth never jeopardized leverage levels

BRF BRASIL FOODS

\+ Sadia

SUSTAINABLE GROWTH

- Growth driven by long-term strategic plan
- Diversified product portfolio holding key market share positions
- Highly recognized brands in Brazil and in international markets

CORPORATE GOVERNANCE

- Adherence to the highest corporate governance standards
- SEC registered; Sarbanes-Oxley compliance
- Listed in Bovespa for 30 years and in the NYSE for 10 years
- Economic, social and environmental sustainability

BRF: the only "farm to the plate" Company



UPSTREAM

- Integrated business model
- Unique circumstances for expansion (climate, land and water)
- Raw material selfsufficient



DOWNSTREAM

Domestic Market

Distribution Capilarity
500,000 deliveries per month 150,000 clients
98% of population attended

Foreign Market

Focus on value added products

Domestic Market

Full fledged brand Company

Sadia Batavo Elegê

Foreign Market

Continue to grow and expand branding, development and distribution

Solid Structure in the Domestic Market



RR
AP
AM
1/1
PA
2/1
MA
2/1
3/1
CE
RN
PI
1/1
PB
1/–
PE
2/1
2/1
AC
1/–
RO
1/–
TO
MT
2/2
1/1
BA
1/–
4/1
DF
AL
SE
GO
4/1
2/1
MG
2/1
3/2
MS
1/–
–/1
ES
1/1
SP
4/1
5/5
1/1
5/1
RJ
PR
2/5
4/2
9/1
3/1
SC
RS
14/2
6/1

:: Plants across **Brazil** out of the Amazon region

:: The **only** company with a nationwide distribution network for refrigerated products in Brazil

:: **60** unit plants

Sadia Plants

Sadia Offices/Distribution Center

Market Size

We are part of 28 out of 30 perishable categories covered by Nielsen

Specialty meats



market size
R$ 14.7 bi

Frozen meats



market size
R$ 2.3 bi

Pastas



market size
R$ 515 mi

Frozen pizzas



market size
R$ 478 mi

Dairy products



market size
R$ 4.1 bi

Margarine



market size
R$ 2.2 bi

Source: AC Nielsen/BRF - 2009

Penetration of our main categories

We are present in approximately 90% of the 45 million brazilian households. However, in some categories we still have great penetration opportunities.

Growth potential thought penetration, launches, increase of per capita consumption of categories and geographic equalization (Northeast)



(%)
80
78
63
58
70
50
29
72
44
36
6
99
87
66
Sausage
Frankfurter
Ham
Bologna
Hamburguer
Breaded
Ready to eat dishes+ pizza
Yogurts
Petit
Fermented milk
Desserts
Margarines
UHT milk
Powdered milk

Source: AC Nielsen

Market Share (%)

YTD 2010



Perdigão
Sadia
26
29
31
38
32
51
35
36
11
15
47
Specialty Meat*
Frozen meat
Pastas
Pizzas
Dairy Products
Margarines

* Preliminary data
Source: AC Nielsen

With strong position in Global Market

:: We reach **140 countries**

:: More than **2,500 clients**

:: **24** commercial offices abroad

:: Exports about **190,000** tons/month

:: **3 unit** plants abroad

Exports by region



18.3% Other Countries
29.1% Middle East
11.7% Eurasia
20.5% Europe
20.3% Far East

With strong position in Global Market



Brand Leader and Top of Mind
Brand in high development
Brand in inicial stage of development
D Own Distribution
Exports

TOP OF MIND IN MIDDLE EAST
TOP OF MIND IN RUSSIA

Sustainable growth track record


Gross Sales
R$ million
CAGR (2005-2009)
42.8%
5,873
6,106
7,789
13,161
24,426*
batavo
Plusfood
NEW MARKET
Of: R$ 0.8 bi
Beef
Becel
Doriana
Of: R$ 0.9 bi
Elegê
Of: R$ 5.3 bi
Sadia
2005
2006
2007
2008
2009

* pro-forma 2009 gross sales



3Q10 Results



Highlights

R$ million

HIGHLIGHTS	3Q10	3Q09	%CH.	YTD 10	*Proforma* YTD 09	%CH.
Gross Sales	6,540	6,115	7%	18,669	18,014	4%
Domestic Market	4,118	3,798	8%	11,687	10,948	7%
Exports	2,421	2,316	5%	6,982	7,066	(1%)
Net Sales	5,702	5,294	8%	16,281	15,630	4%
Gross Profit	1,588	1,102	44%	4,381	3,325	32%
Gross Margin	*27.8%*	*20.8%*	*700 bps*	*26.9%*	*21.3%*	*560 bps*
EBIT	416	58	613%	1,080	140	670%
Net Income	190	211	(10%)	374	222	69%
Net Margin	3.3%	4.0%	(70 bps)	2.3%	1.4%	90 bps
Adjusted Net Income[(1)]	190	211	(10%)	374	354	6%
Adjusted Net Margin	*3.3%*	*4.0%*	*(70 bps)*	*2.3%*	*2.3%*	-
Ebitda	614	291	111%	1,648	852	93%
Ebitda Margin	*10.8%*	*5.5%*	*530 bps*	*10.1%*	*5.5%*	*460 bps*
Earnings per Share[(2)]	0.22	0.24	-	0.43	0.41	-

(1) Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A . booked to first quarter results 2009.

(2) Consolidated earnings per share (in R$), excluding treasury shares and including the split of shares approved on April, 2010 in the 3Q09 basis.

Breakdown of net sales (CL) – YTD10

Diversified product portfolio

By Product



7.4%
Milk*
2.5%
Others
3.2%
Dairy Products
9.7%
Other Processed
30.9%
Poultry
35.6%
Processed
Meat Products
10.8%
Pork/Beef

By Market



58.4%
Domestic
market
41.6%
Exports

* Includes UHT, pasteurized and powdered milk.

Proforma EBITDA

R$ million



Ebitda
Ebitda Margin
5.5%
7.0%
8.9%
10.6%
10.8%
+530bps
3Q10/3Q09
291
370
447
587
614
3Q09
4Q09
1Q10
2Q10
3Q10

Debt

Proforma

R$ million

DEBT	09.30.2010			09.30.2009	
	Current	Noncurrent	Total	Total	% Ch.
Local Currency	1,328	1,931	3,259	4,127	(21%)
Foreing Currency	609	3,512	4,122	4,882	(16%)
Gross Debt	**1,938**	**5,443**	**7,381**	**9,009**	**(18%)**
Cash Investments					
Local Currency	902	210	1,112	3,173	(65%)
Foreing Currency	2,158	261	2,419	1,293	87%
Total Cash Investments	**3,060**	**471**	**3,531**	**4,466**	**(21%)**
Net Accounting Debt	**(1,122)**	**4,972**	**3,850**	**4,543**	**(15%)**
Exchange Rate Exposure - US$ Million			**17**	**(1,172)**	**-**


4,600
4,400
4,200
4,000
3,800
3,600
3,400
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
2.4x
3.2x
2.9x
2.4x
1.9x
4,543
3,878
4,300
3,996
3,850
3Q09
4Q09
1Q10
2Q10
3Q10
Net Debt
Net Debt/Ebitda

Financial Statement

R$ million

Financial Statement	3Q10	3Q09	% Ch.	YTD10	Proforma YTD09	% Ch.
Gross Sales	**6,540**	**6,115**	**7**	**18,669**	**18,014**	**4**
Domestic Market	4,118	3,798	8	11,687	10,948	7
Exports	2,421	2,316	5	6,982	7,066	(1)
Sales Deduction	(838)	(821)	2	(2,388)	(2,384)	0
Net Sales	**5,702**	**5,294**	**8**	**16,281**	**15,630**	**4**
Cost of Sales	(4,114)	(4,191)	(2)	(11,900)	(12,306)	(3)
Gross Profit	**1,588**	**1,102**	**44**	**4,381**	**3,325**	**32**
Operating Expenses	(1,172)	(1,044)	12	(3,301)	(3,185)	4
Income Before Financial Results (EBIT)	**416**	**58**	**613**	**1,080**	**140**	**670**
Financial Expenses, Net	(47)	223	-	(373)	636	-
Other Operating Results/Equity Accounting	(58)	(43)	35	(194)	(82)	136
Income after Financial Expenses and Other	**312**	**238**	**31**	**513**	**695**	**(26)**
Income Tax and Social Contribution	(107)	(25)	326	(113)	(473)	(76)
Employees'/Manangement Profit Sharing	(13)	(7)	77	(25)	(13)	93
Non Controlling Shareholders	(3)	5	-	(1)	13	-
Net Income	**190**	**211**	**(10)**	**374**	**222**	**69**
Net Margin	*3.3%*	*4.0%*	*(70 bps)*	*2.3%*	*1.4%*	*90 bps*
Adjusted Net Income*	**190**	**211**	**(10)**	**374**	**354**	**6**
Adjusted Net Margin	*3.3%*	*4.0%*	*(70 bps)*	*2.3%*	*2.3%*	*-*
EBITDA	**614**	**291**	**111**	**1,648**	**852**	**93**
EBITDA Margin	*10.8%*	*5.5%*	*530 bps*	*10.1%*	*5.5%*	*460 bps*

* Adjusted Net Income - Excluding the absorption of the tax loss relative to the incorporation of Perdigão Agroindustrial S.A. booked to first quarter results 2009, in the amount of R$132 million



Perspectives



Grain supply and demand balance - USA

	(OCTOBER)	2008/09	2009/10[1]	2010/11[2]	Var. %
SOYBEAN 	Beginning Stocks	5.6	3.8	4.1	9.4
	Production	80.7	91.4	92.8	1.5
	Imports	0.4	0.4	0.3	(33.3)
	Consumption	48.1	50.7	48.6	(4.2)
	Ethanol	45.2	47.7	45.3	(5.0)
	Feed	2.4	2.4	2.4	(2.2)
	Others	0.4	0.6	0.9	52.4
	Exports	34.8	40.8	41.4	1.5
	Ending Stocks	3.8	4.1	7.2	75.5
CORN 	Beginning Stocks	41.3	42.5	43.4	2.1
	Production	307.1	333.0	321.7	(3.4)
	Imports	0.4	0.2	0.3	25.0
	Consumption	259.3	281.9	291.6	3.5
	Crushings	94.2	115.8	119.4	3.1
	Seed	131.6	131.2	137.2	4.5
	Others	33.4	34.8	35.1	0.7
	Exports	47.0	50.5	50.8	0.7
	Ending Stocks	42.5	43.4	22.9	(47.2)

Source: USDA

Grain supply and demand balance - Brazil

	(October)	2008/09	2009/10	2010/11[1]	Ch. %
SOYBEAN 	Beginning Stocks	4.5	0.7	3.9	471.1
	Production	57.2	68.7	68.3	(0.6)
	Imports	0.1	0.2	0.1	(50.0)
	Consumption	32.6	36.3	37.1	2.2
	Exports	28.6	29.4	30.2	2.7
	Ending Stocks	0.7	3.9	4.9	28.0
CORN 	Beginning Stocks	11.3	11.4	12.4	9.0
	Production	51.0	56.0	52.1	(7.0)
	Crop	*33.7*	*34.1*	*30.8*	*(9.6)*
	2nd Crop	*17.3*	*22.0*	*21.3*	*(3.0)*
	Imports	1.1	0.3	0.4	33.3
	Consumpton	44.3	45.8	46.5	1.5
	Exports	7.8	9.5	8.0	(15.8)
	Ending Stocks	11.4	12.4	10.5	(15.9)

Source: Conab

Wholesale price evolution - CBOT

SOYBEAN



Ch. 2010/ 2009 = 2.4%
14.0
12.0
10.0
8.0
6.0
13.17
10.32
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
2009
2010

CORN



Ch. 2010/2009 = 14.7%
7.0
6.0
5.0
4.0
3.0
2.0
5.92
4.02
jan
feb
mar
apr
may
jun
jul
aug
sep
oct
nov
dec
2009
2010

U$$/Bushel

Source: Bloomberg

Wholesale price evolution

SOYBEAN
Ponta Grossa - PR





Ch. 2010/2009 = (13.5%)
55
50
45
40
35
30
49.09
44.06
jan feb mar apr may jun jul aug sep oct nov dec
2009
2010

CORN
Cascavel - PR





Ch. 2010/2009 = (1.2%)
30
25
20
15
10
23.26
16.91
jan feb mar apr may jun jul aug sep oct nov dec
2009
2010

R$/Bag 60kg

Source: Instituto FNP

Proteins

Expectations of high production of chicken and pork, and declining trend of cattle



World Meat Trade (thousand tons)
Poultry
Pork
Beef
300,000
250,000
200,000
150,000
100,000
50,000
0
58,522
-1.9%
57,431
-1.2%
56,763
-0.2%
56,663
98,042
2.5%
100,473
1.0%
101,507
1.9%
103,392
76,904
0.2%
77,031
3.1%
79,427
2.3%
81,254
2008
2009
2010
2011

Source: USDA

Export scenario


POULTRY
400
300
200
100
0
2.2
1.8
1.4
1.0
Nov/2010
US$1.94
Dec-07 Apr-08 Aug-08 Dec-08 Apr-09 Aug-09 Dec-09 Apr-10 Ago-10 Nov-10
Vol. Export BR (thousand tons)
Average price US$/kg export
PORK
60
40
20
-
3.4
3.0
2.6
2.2
1.8
1.4
1.0
Nov/2010
US$2.68
Dec-07 Jun-08 Dec-08 Jun-09 Dec-09 Jun-10 Nov-10

Source, Abef, Abipecs

Brazilian Exports

Thousand tons



1,255
1,246
919
858
456
382
471
430
446
363
Middle East
Asia
Africa
EU
Others



253
223
111
90
55
39
32
26
121
120
Russia
Hong Kong
Ukraine
Argentine
Others

Chicken	Thousand tons	Million US$
Jan-Nov2010	**3,504**	**6,188**
Jan-Nov 2009	3,320	5,025
Ch. %	5.6	23.1

Pork	Thousand tons	Million US$
Jan-Nov 2010	**505**	**1,249**
Jan-Nov 2009	565	1,134
Ch. %	(10.6)	10.1

- Jan - Nov 2010 – increase
- Jan - Nov 2010 – decrease
- Jan – Nov 2009

Source: ABEF, ABIPECS (nov/10)

Brazilian Exports

Thousand Tons



BRF
BRASIL FOODS
2009
6,065
640
3,615
1,810
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1,564
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010*
2011**
11%
38%
24%
***
4.5%
20.7%
11%
26%
Aggregate Brazilian Market Share

* Preliminary
** Projection
*** Poultry: chicken, special poultry and turkey

Source: USDA – oct/10

World Meat Trade

Thousand tons



25,000
20,000
15,000
10,000
5,000
-
14,274
22,515
22,970
9,494
6,068
7,408
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010* 2011**
Poultry***
Pork
Beef

* Preliminary
** Projection
*** Poultry: chicken, special poultry and turkey

Source: USDA – oct/10

Positive Brazilian Outlook

Real income growth (%)



6.0
5.0
4.0
3.0
2.0
1.0
0.0
0.2
1.2
4.8
3.2
2.2
2.8
3.0
Total Wages: +6%
2004
2005
2006
2007
2008
2009
2010

Consumption of processed meat
kg/per capita/year (indexes – Brasil = 100)



100
123
229
291
341
386
420
623
700
Brazil
Mexico
Bulgary
Slovakia
Spain
USA
France
United Kingdon
Germany

Opportunities through social ascencion



AB
13.0%
C
44.0%
D
12.5%
E
30.5%
26 million people
AB
15.5%
C
52.0%
D
14.0%
E
18.5%

\+ 6 million people in classes AB
Expectation of 36 million people migrating to ABC within the next 5 years

Source: IBGE, MTE, AC Nielsen, FGV.

Domestic Market opportunities

:: Income of C and D classes projected for 2010:
R$ 834 billion

:: Non durable goods
consumption growth in Brazil
(jan-aug 2010 x jan-aug 2009): 6,2%
(5 x higher than 1,3% of jan-aug2009/08).

:: Convenience/practicality
Our products potential x Microwave potential
(37% of brazilian homes)

:: In a year there was an increase of
2,8 million households in
ready-to-eat dishes category

:: People leaving alone or couple
with no children represent
27% of the country total consumption

:: Healthiness
Specific lines directed to well - being
and consumers daily life different needs

:: Access to specific target /customization
kids, teens, singles, seniors,
new entrees , premium

Food Service

Retail x Food services (Sell in)
Market Brazil, R$ billion



Retail
Food Service
11.6%
14.5%
11%
12%
66
22
79
26
91
30
100
34
106
39
110
43
123
50
144
58
160
65
2001
2002
2003
2004
2005
2006
2007
2008
2009
25%
25%
24%
25%
27%
28%
29%
29%
29%

Share relating to "eating out" (% participation)

Brazilian food services markets increase over retail and consumer expenditure and already represents 31% of total expenditure with feeding

Source: ABIA

Outlook

R$ million

	2011
Net sales	10 - 12%
Investiments	R$1,2 – R$1,4 billion
Breeder stocks	R$400 million

Large company with global scale

BRF's Positioning in the Global Food Industry

Size of the bubble: Market Cap (US$ bi)



10.5x
9.5x
8.5x
7.5x
6.5x
5.5x
4.5x
EV/EBITDA
0.0%
5.0%
10.0%
15.0%
20.0%
EBITDA MARGIN (%)
Smithfield
kraft foods
ConAgra Foods
Dean
Hormel
JBS
Tyson
BRF
Nestle
DANONE
Kellogg's
COMMODITY
BRANDING

Source: Facset (Market Capitalization as of June 30, 2009) and Companies' public filings
Average EBITDA margin for 2006, 2007 and 2008

Strong brands

Sadia
batavo
Elegê
Doriana
Rezende
Qualy Sadia
Bio Fibras
Speedy Pollo
Naturis Soja
Pense Light
CHESTER®
Becel
Turma da Mônica
hilal
NaBrasa Perdigão
Perdigão
WILSON
Confiança
Sadia
Cotochés Naturalmente Saudável
Sahtein
Miss Daisy
Sadia Hot Pocket
Deline Sadia
Escolha Saudável Perdigão
AVIPAL
OURO Perdigão
HALAL
TEXAS BURGER
PERDIX
Plusfood
Sadia Food Service